Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

26th February 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

I enclose for your information a copy of an announcement in respect of Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 3/14

[Press/JMHJLT2k20226/p.6]

Jardine Matheson

Press Release

www.jardines.com

To: Business Editor

26th February 2002
For immediate release

Jardine Lloyd Thompson Group plc
Preliminary Results for the Year Ended 31st December 2001

The following press release was issued today by the Company's 32%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

Golin/Harris Forrest
Megan Ross (852) 2501 7986

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

26th February 2002

JARDINE LLOYD THOMPSON GROUP plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31st December 2001

Jardine Lloyd Thompson Group plc ("JLT" or the "Group") today announces preliminary results for the year ended 31st December 2001.

Profit before tax, exceptional items and goodwill amortisation increased by 18% to £84.3 million for the year ended 31st December 2001 (2000: £71.4 million). The Group has declared a final dividend of 9.4p (net) per share, making a total of 16.0p for the year (2000: 14.5p). The final dividend will be paid, subject to shareholder approval, on 22nd April 2002.

Financial Highlights (before exceptional items and goodwill amortisation):

- turnover up 22% to £349.7 million, 20% at constant rates of exchange (2000: £287.3 million) reflecting the benefit of acquisitions, continued strong organic growth, new business and the effects of the hard market cycle
- trading profit up 30% to £60.2 million (2000: £46.4 million)
- profit before tax up 18% to £84.3 million (2000: £71.4 million)
- diluted earnings per share up 16% to 30.0p (2000: 25.8p)
- dividends up 10% to 16.0p per share

Operational Highlights:

- Risk Solutions group increased revenue by 19% as a result of organic growth and new business wins
- 30% revenue growth achieved in Corporate Risks and Services, driven by the successful integration of Abbey National Benefit Consultants and new business
- Group structure simplified into two business groups – Risk & Insurance Group and Employee Benefits Group - from 1st January 2002

Steve McGill, Chief Executive, commented:

"JLT has had another successful year. On any basis of analysis, our financial performance was strong. These results continue our record of consistent profit and dividend growth since the formation of Jardine Lloyd Thompson Group in 1997.

continued

JLT's strong balance sheet provides an excellent platform for future growth. More importantly, the Group has a stable and talented workforce that I am proud to lead. JLT's unique market position, the quality of its people and its unrivalled client focus all underpin the Group's success to date.

We are very well positioned in the industry and are very confident about our future prospects."

Enquiries:

Steve McGill, Chief Executive George Stuart-Clarke, Finance Director	Jardine Lloyd Thompson	020 7528 4444
Rupert Younger/Claire Bithell	Finsbury	020 7251 3801

PRELIMINARY STATEMENT

JLT's strong performance reported for the first half of the year has continued through the second half of the year and the Group has achieved considerable success in all areas.

Turnover has grown by 22% to £349.7 million (2000: £287.3 million) and profit before taxation, exceptional items and goodwill amortisation has increased by 18% to £84.3 million (2000: £71.4 million).

The Group's trading profit - turnover less expenses and excluding goodwill amortisation - was £60.2 million, an increase of 30%.

This performance maintains and builds upon the Group's growth in recent years. In 2001, we specifically benefited from the UK acquisitions made in 2000 and the strength of our traditional business within Risk Solutions and Corporate Risks & Services.

2001 was characterised by, and will always be remembered for, the events of 11th September. Thousands lost their lives or were injured. The financial and economic effects will continue for some time. The insurance industry was faced with its largest ever financial loss and we hope, one that will never be repeated. This tragedy struck at a time when insurers were already well entrenched in a hardening market cycle and insurers' reactions after the US terrorism incidents have been unprecedented in many areas, as noted in the operational review below.

Operational Review

Group Strategy

In 2001 JLT continued to focus on its then three core businesses, Risk Solutions, Corporate Risks and Services. JLT acquired the remaining outstanding shares in its UK operations, following the acquisition in 2000 of Burke Ford and Abbey National Benefit Consultants. The Group also divested a number of small non-core businesses. We further strengthened and expanded our team of professionals throughout the business.

From January 2002, the Group's operational structure has been reorganised into two new business groups; Risk & Insurance and Employee Benefits.

The Risk & Insurance Group comprises JLT's worldwide insurance and reinsurance broking and local government activities. These operations share many common goals and objectives; bringing them together under one management and internal reporting structure will improve communication and synergies between the business areas.

The Employee Benefits Group consists of pension administration, outsourcing, employee benefits, consultancy and US group marketing activities. These businesses have grown substantially and JLT now has one of the UK's largest outsourced pensions administration businesses, which is an area we believe has excellent growth potential.

These structural changes will better reflect the Group's main lines of business within a simpler framework.

The Insurance and Reinsurance Markets

Prior to 11th September 2001, the insurance and reinsurance markets were already heading towards higher prices, restricted coverages and limits. The ability of insurers to mitigate direct underwriting losses with competitive reinsurance, investment income and growing investment portfolios had severely diminished as reinsurance premiums rose, world interest rates continued on a downward trend and equity values declined. However, the changes underwriters were already planning were dramatically accelerated by the losses of 11th September. There have since been substantial premium increases across almost all classes of business. The catastrophic accumulation of losses across different insured parties and many classes of insurance, went far beyond anything anticipated by insurers and reinsurers and a fundamental reassessment of their approach to underwriting such scenarios is under way.

As premiums are increasing at a time when other avenues of investment are flat or in relative decline, capital has been attracted to the industry. We do not believe, however, that the new capital entering the market will be significant enough to restrain the anticipated upturn in pricing for at least the next two years. The sustained price competition of the 1990s has drained the insurance industry of significant capital and many insurers and reinsurers need to rebuild their balance sheets.

Reaction to the immediate aftermath of the largest loss in the industry's history has been swift and severe for both underwriters and their customers. In this rapidly changing market environment the role of the quality intermediary has become increasingly important. As a result, JLT has seen increased demand for its insurance and reinsurance broking expertise in the latter stages of 2001 and into 2002.

Operations

2001 was a year of successful consolidation of the acquisitions and initiatives of 2000.

Risk Solutions Group revenue for continuing operations increased by 19% to £163.6 million and the revenue for continuing operations of the former Corporate Risks and Services Group grew by 30% to £182.5 million - the commentary below addresses the results in the context of the new business groups.

Our associate SIACI enjoyed a very successful year although, as anticipated, the contribution to Group profit (through Marot Participations) has fallen as a result of the restructuring effected at the end of 2000 when our shareholding reduced from 37% to 31%.

Risk & Insurance Group revenue grew by 15% to £272.1 million, reflecting organic growth and new business as clients turned to JLT for specialist advice in a harder market environment.

Within the Risk & Insurance Group, the excellent results of Risk Solutions reflected strong growth across the business with outstanding performances from Casualty, Construction, Energy, Property and Marine and Aviation Reinsurance.

Agnew Higgins Pickering, the London based Energy specialist, also enjoyed another excellent year as did our American reinsurance businesses and our Bermuda operations. Our newly formed Captive Management and Capital Risk operations are now fully operational and generating revenue.

Elsewhere in this business group, strong performances came from UK and Ireland, Asia and Australia and these results were achieved notwithstanding the difficulties arising from the demise of Independent, HIH and other carriers over the past year.

We have continued to strengthen the depth, capability and intellectual resources within the firm with the recruitment of key personnel, many from our larger competitors. Specifically, we have built a world-class position in Financial & Professional Risks with the recruitment of Mark Hardinge and his twelve colleagues.

We have also considerably strengthened our reinsurance capabilities with the further recruitment of leading market figures, both in London and North America.

Employee Benefits grew by some 79% to £74.0 million, reflecting the benefit of the acquisition in the UK of Abbey National Benefit Consultants, combined with strong new business growth. Jardine Lloyd Thompson is now the third largest administrator of outsourced private sector pension schemes in the UK and has retained 98% of the existing client base since integrating Abbey National Benefit Consultants into the Group.

Within Employee Benefits, UK and Ireland revenue grew from £16.6 million to £45.9 million, while in the USA revenue grew by 13% to £28.1 million.

These businesses are well placed as we enter 2002, with some excellent opportunities for future growth.

The Employee Benefits business complements our Risk & Insurance activities well. Three to five year contracts are the norm, providing long-term revenue stability and this business is obviously not subject to the cycles seen in the insurance market.

The trading margin for Risk & Insurance Group was 25% and for Employee Benefits 13% (excluding goodwill amortisation).

In the field of online technology, much has changed in the market place over the past year which has influenced our investment strategy. Against a background of weaker demand we ceased the

further development of JLT Interactive in America. We are proceeding with dotRisk, a risk exchange trading platform, focusing on the internal use of the document management aspects of the platform for the benefit of our future operating efficiency.

Dividends

Subject to shareholder approval, a final dividend of 9.4p (net) per share for the year to 31st December 2001 will be paid on 22nd April 2002 to shareholders on the register at 2nd April 2002. This brings the total dividend for the year to 16p (net) per share.

Accounting Standards

The transitional provisions of a newly introduced accounting standard, FRS17 ("Retirement Benefits"), require us to disclose by way of a note to the financial statements, the net deficit on our defined benefit pension schemes at 31st December 2001, calculated in accordance with the principles laid down in the standard. FRS17 adopts a market value approach to the measurement of retirement benefits and requires expanded disclosures but does not require implementation of the proposed change in measurement approach until 2003. The relevant information is set out in note 9 to the attached financial statements.

During 2002 the Group implemented FRS18 ("Accounting Policies") which updates an existing standard and provides new guidance with regard to the appropriateness of such policies.

Exceptional Items

As reported at the interim stage, the major exceptional items are operating in nature and reflect additional costs relating to the integration of Burke Ford Group and Abbey National Benefit Consultants into our UK operations. In addition there are non-operating items reflecting the impact of disposals undertaken during the year.

Board

John Barton retired as Chairman of the Group at 31st December 2001, after over twenty years' service to the Group. I was appointed to succeed him as Chairman from 1st January 2002. At that date, Steve McGill was appointed Chief Executive of the Group.

Robert Tomkinson and Eric de Rothschild retired from the Board having been non-executive directors since 1987 and 1997 respectively.

As previously announced, Tony Hobson, Geoffrey Howe and Bob Scott were appointed to the Board as non-executive directors and John Lloyd and Vyvienne Wade also joined the Board as executive directors, effective 1st January 2002.

Prospects

Jardine Lloyd Thompson is well placed to continue the successful growth it has achieved since its creation from the merger of Lloyd Thompson with JIB five years ago.

The Group benefits from a strong position in global markets with a reputation for excellence and innovation. Most importantly, this position is recognised by both existing and potential clients and is reflected in the strong financial performance of the Group in 2001.

Our colleagues are our greatest asset and our commitment to reward staff for their part in our success means that we are able to recruit and retain the very best people in the industry. Further senior recruitment undertaken during 2001 will provide the Group with continued impetus for the future.

The increases in premiums and restricted coverage we saw at the beginning of 2001 have been exacerbated by the events of 11th September. We now expect this trading environment to continue for at least the next two years.

We start 2002 in excellent financial health, with a proven and experienced management team led by Steve McGill and a refocused structure of our business divisions, to better reflect the core business areas of the Group. The high levels of activity and new business opportunities for both Risk & Insurance and the Employee Benefits Group we experienced in the period under review have continued into 2002. Trading in the current period has only just begun, but early signs are very encouraging. I have every confidence that JLT will capitalise on the unique market position it has attained to achieve further growth and success in 2002.

Ken Carter
Chairman

26th February 2002

Consolidated Profit and Loss Account

For the year ended 31st December 2001

	Notes	Continuing operations 2001 £'000	Discontinued operations 2001 £'000	2001 £'000	2000 £'000
TURNOVER	2	**346,083**	**3,581**	**349,664**	287,278
Investment income		**21,779**	**31**	**21,810**	21,225
Operating Revenue		**367,862**	**3,612**	**371,474**	308,503
Trading expenses (excluding exceptional items)		**(285,398)**	**(4,111)**	**(289,509)**	(240,834)
Goodwill amortisation		**(3,158)**	**-**	**(3,158)**	(1,766)
Exceptional items	3	**(1,873)**	**-**	**(1,873)**	(2,840)
Operating Costs		**(290,429)**	**(4,111)**	**(294,540)**	(245,440)
Operating Profit		**77,433**	**(499)**	**76,934**	63,063
Share of operating profit in associates		**4,823**	**-**	**4,823**	5,250
Profit/(losses) on the sale or closure of operations - exceptional	3	**(942)**	**-**	**(942)**	9,156
Amounts written off investments - exceptional	3	**-**	**-**	**-**	(3,043)
Interest payable and similar charges		**(2,530)**	**-**	**(2,530)**	(1,513)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	2	**78,784**	**(499)**	**78,285**	72,913
Profit on ordinary activities before goodwill amortisation, exceptional items and taxation		**84,757**	**(499)**	**84,258**	71,406
Taxation on profit on ordinary activities	4			**(22,904)**	(20,664)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION				**55,381**	52,249
Minority interests				**(1,452)**	(1,060)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS				**53,929**	51,189
Dividends				**(31,710)**	(27,883)
RETAINED PROFIT FOR THE YEAR				**22,219**	23,306
DIVIDENDS PER SHARE	5				
Interim				**6.6p**	6.0p
Final				**9.4p**	8.5p
Total				**16.0p**	14.5p
EARNINGS PER SHARE	6				
Basic				**28.1p**	27.2p
Diluted				**27.2p**	26.4p
Basic, excluding exceptional items				**29.4p**	25.7p
Diluted, excluding exceptional items				**28.4p**	24.9p
Basic, excluding exceptional items and goodwill amortisation				**31.0p**	26.6p
Diluted, excluding exceptional items and goodwill amortisation				**30.0p**	25.8p

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
As at 31st December 2001

	Notes	2001 £'000	2000 £'000
FIXED ASSETS			
Intangible assets		**52,211**	59,004
Tangible assets		**24,518**	21,043
Investments in associated undertakings		**6,528**	5,350
Other investments		**1,505**	68
Employee benefit trusts		**10,742**	7,833
		95,504	93,298
CURRENT ASSETS			
Debtors		**1,977,614**	1,899,804
Investments and deposits		**316,032**	246,228
Cash		**91,477**	68,862
		2,385,123	2,214,894
CREDITORS - *amounts falling due within one year*		**(2,309,150)**	(2,149,585)
NET CURRENT ASSETS		**75,973**	65,309
TOTAL ASSETS LESS CURRENT LIABILITIES		**171,477**	158,607
CREDITORS - amounts falling due after more than one year		**(10,680)**	(936)
PROVISIONS FOR LIABILITIES AND CHARGES		**(34,550)**	(50,827)
MINORITY INTERESTS		**(3,441)**	(2,088)
	2	**122,806**	104,756
CAPITAL AND RESERVES			
Called up share capital		**9,884**	9,676
Share premium account		**19,803**	13,192
Shares to be issued		**-**	10,373
Profit and loss account		**93,119**	71,515
SHAREHOLDERS' FUNDS		**122,806**	104,756

Jardine Lloyd Thompson Group plc
Statement of Recognised Gains and Losses

For the year ended 31st December 2001

	2001 £'000	2000 £'000
PROFIT FOR THE YEAR		
Group companies	**52,131**	48,192
Share of associates	**1,798**	2,997
	53,929	51,189
Currency translation differences on foreign currency net investments	**(1,277)**	(245)
TOTAL RECOGNISED GAINS RELATING TO THE YEAR	**52,652**	50,944

Reconciliation of Movement in Shareholders' Funds

For the year ended 31st December 2001

	2001 £'000	2000 £'000
PROFIT FOR THE YEAR		
Group companies	**52,131**	48,192
Share of associates	**1,798**	2,997
	53,929	51,189
Dividends	**(31,710)**	(27,883)
Goodwill movements	**662**	6,096
Currency translation and other items	**(1,277)**	(245)
New shares issued	**6,819**	3,429
Shares to be issued	**(10,373)**	10,373
NET MOVEMENT IN SHAREHOLDERS' FUNDS	**18,050**	42,959
OPENING SHAREHOLDERS' FUNDS	**104,756**	61,797
CLOSING SHAREHOLDERS' FUNDS	**122,806**	104,756

Jardine Lloyd Thompson Group plc
Consolidated Cashflow Statement

For the year ended 31st December 2001

	Notes	2001 £'000	2000 £'000
OPERATING ACTIVITIES			
Net cash inflow from operating activities	7	**43,952**	59,319
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES			
Dividends received from associates		**235**	1,854
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest received		**23,157**	21,260
Interest paid - bank loans		**-**	(193)
Interest paid - other loans and finance leases		**(184)**	(120)
Dividends paid to minority shareholders		**(113)**	(112)
TAXATION			
UK corporation tax paid		**(16,752)**	(13,835)
Overseas tax paid		**(2,200)**	(5,021)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets		**(13,130)**	(9,103)
Sales of tangible fixed assets		**1,536**	888
ACQUISITIONS AND DISPOSALS			
Purchase of investments by Employee Benefit Trust		**(6,136)**	(4,238)
Purchase of subsidiary undertakings	8	**(886)**	(29,413)
Net cash acquired with subsidiaries	8	**254**	1,774
Disposal of businesses	8	**25,662**	4,907
Net cash disposed of with businesses	8	**(194)**	40
Investment in associated undertakings		**-**	(3,268)
Purchase of fixed asset investments		**(1,481)**	-
Sale of fixed asset investments		**-**	175
EQUITY DIVIDENDS PAID			
Dividends paid		**(29,588)**	(26,344)
NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING		**24,132**	(1,430)
MANAGEMENT OF LIQUID RESOURCES			
Net cash flows into investments and deposits		**(69,554)**	(3,236)
FINANCING			
Issue of ordinary shares		**6,819**	3,429
Movement in debt		**(329)**	(6,732)
Decrease in cash (excluding insurance broking funds)		**(38,932)**	(7,969)
Increase in net insurance broking creditors		**62,105**	28,652
Net insurance broking cash at date of acquisition or disposal	8	**266**	1,849
INCREASE IN CASH IN THE YEAR		**23,439**	22,532

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results

For the year ended 31st December 2001

1 Basis of Accounting

The Group financial statements have been prepared on the going concern basis under the historical cost convention and in accordance with applicable accounting standards.

2 Segmental Information

	Continuing operations 2001 £'000	Discontinued operations 2001 £'000	2001 £'000	2000 £'000
Turnover				
Geographical analysis by location of operation				
Europe (including UK)	229,650	343	229,993	175,506
Asia Pacific	59,118	-	59,118	52,572
Americas	57,315	3,238	60,553	59,200
	346,083	3,581	349,664	287,278
Geographical analysis by source of business				
Europe (including UK)	155,604	183	155,787	110,054
Asia Pacific	69,297	42	69,339	63,107
Americas	116,406	3,310	119,716	111,030
Rest of the world	4,776	46	4,822	3,087
	346,083	3,581	349,664	287,278

Profit on ordinary activities before taxation

	Continuing operations					
	Group Companies 2001 £'000	Associates 2001 £'000	Discontinued operations 2001 £'000	Exceptional items 2001 £'000	Total 2001 £000	Total 2000 £'000
Europe (including UK)	63,208	4,507	72	(2,015)	65,772	64,508
Asia Pacific	12,177	315	-	-	12,492	9,251
Americas	3,921	1	(571)	(800)	2,551	667
	79,306	4,823	(499)	(2,815)	80,815	74,426
Interest payable	(1,246)	(1,284)	-	-	(2,530)	(1,513)
	78,060	3,539	(499)	(2,815)	78,285	72,913

Interest payable and similar charges includes £1,022,000 (2000: £965,000) in respect of the unwinding of provision discounting.

2 Segmental Information *continued*

Net operating assets and liabilities

	2001 £'000	2000 £'000
Europe (including UK)	113,957	84,284
Asia Pacific	22,310	19,116
Americas	3,658	3,052
	139,925	106,452
Bank and other loans, loan notes and obligations under finance leases	(17,119)	(1,696)
	122,806	104,756

3 Exceptional Items

(a) **Exceptional operating costs**	2001 £'000	2000 £'000
Acquisition integration and reorganisation costs	(1,873)	-
Acquisition integration costs - Burke Ford Group	-	(2,442)
Acquisition integration costs - Abbey National Benefit Consultants	-	(398)
	(1,873)	(2,840)

Additional costs arising from the ongoing integration of acquisitions made during the previous year have been treated as exceptional items. Due to the integration of both acquisitions into the existing businesses it is not possible to separately identify to which acquisition these costs related.

(b) **Profits/(Losses) on the sale or closure of operations - exceptional**

	2001 £'000	2000 £'000
Sale of Flood Underwriters of the Southeast, Inc.	(151)	-
Sale of JLT Insurance Services Company	(33)	-
Sale of NIB Investments West Africa	26	-
Sale of New York marine business	(616)	-
Partial disposal of Toronto business	54	-
Provision against investment in Jardine Sassoon	(63)	-
Sale of Jardine Alexander Forbes Africa	(56)	-
Sale of Fine Arts division	(89)	-
Sale of T Mankin business	40	-
Sale of Jardine MacNeill, Inc	(54)	(3,274)
Restructuring of shareholding in SIACI SA	-	12,210
Sale of Horan Goldman Companies Inc	-	2,320
Sale of Jardine Southern Risk Managers Inc	-	883
Sale of JLT Direct Club Services Limited	-	(139)
Sale of Jardine Underwriting Agencies Pty Limited	-	(331)
Sale of Cosmos Jardine (Europe) Limited	-	134
Sale of Personal Connect LLC	-	(63)
Liquidation of Textile Insurance Services Limited	-	(43)
Provision for impairment of goodwill	-	(2,541)
	(942)	9,156

During the current and prior year the Group has sold or closed a number of operations. In addition during the previous year the Group restructured its shareholding in SIACI and made impairment provisions against the carrying value of Goodwill in businesses which were in the process of being sold. The resulting profits and losses from these transactions have been treated as exceptional items.

(c) **Amounts written off investments - exceptional**

	2001	2000
	£'000	£'000
dotRisk Group	**-**	(3,043)

During the previous year the Group invested in an e-business venture to develop an insurance claims exchange, initially holding a 30% stake. Following a change in the ownership the Group held approximately 70% of the share capital at 31st December 2000. It was the Group's intention to reduce this stake back to the initial 30% as soon as practical. On this basis the subsidiary was excluded from the consolidation and the investment was written down to represent the Group's share of the net assets based on the expected future shareholding. The write down of this investment was treated as an exceptional item. During 2001 the decision was taken to acquire the remaining shareholding in dotRisk Group and the company has been consolidated in these financial statements.

4 Taxation

The charge to taxation for the year to 31st December 2001, includes taxation of £4,763,000 (2000: £5,160,000) in respect of overseas subsidiary profits and £1,669,000 (2000: £2,003,000) in respect of associated company profits.

5 Dividend

	2001	2000
	£'000	£'000
PROPOSED		
Final dividend 9.4p per share (2000: 8.5p)	**18,499**	16,377
PAID		
2001 interim dividend 6.6p per share (2000: 6.0p)	**13,211**	11,506
	31,710	27,883

The final dividend is payable on 22nd April 2002 to shareholders who are registered at the close of business on 2nd April 2002. The ex-dividend date will be 27th March 2002.

6 Earnings per Share

i) Basic earnings per share are calculated by dividing the profit after taxation and minority interests by the weighted average number of shares in issue.

ii) Diluted earnings per share are calculated by dividing the profit after taxation and minority interests by the adjusted weighted average number of shares in issue.

iii) Basic earnings per share, excluding exceptional items, are calculated by dividing the adjusted profit, excluding exceptional items, by the weighted average number of shares in issue.

iv) Diluted earnings per share, excluding exceptional items, are calculated by dividing the adjusted profit, excluding exceptional items, by the adjusted weighted average number of shares in issue.

(v) Basic earnings per share, excluding exceptional items and goodwill amortisation, are calculated by dividing the adjusted profit, excluding exceptional items and goodwill amortisation by the weighted average number of shares in issue.

6 Earnings per Share *continued*

(vi) Diluted earnings per share, excluding exceptional items and goodwill amortisation, are calculated by dividing the adjusted profit, excluding exceptional items and goodwill amortisation, by the adjusted weighted average number of shares in issue.

The weighted average number of shares in issue has been calculated after excluding the Group's share of Marot's interest in the share capital of Jardine Lloyd Thompson Group plc together with the shares held by the Trustees of the Employees' Share Ownership Plan Trust in respect of the Jardine Lloyd Thompson Group Restricted Share Scheme.

	2001 No of shares	2000 No of shares
Weighted average number of shares in issue	**191,804,771**	187,864,234
Effect of outstanding share options	**6,640,559**	5,912,456
Adjusted weighted average number of shares	**198,445,330**	193,776,690

	2001			2000		
Earnings reconciliation	**£'000**	**Basic pence per share**	**Diluted pence per share**	£'000	Basic pence per share	Diluted pence per share
Profit after taxation and minority interests	**53,929**	**28.1**	**27.2**	51,189	27.2	26.4
Exceptional items	**1,873**			2,840		
Losses/(Profits) on sale or closure of operations - exceptional	**942**			(9,156)		
Amounts written off investments - exceptional	**-**			3,043		
Taxation (credit)/charge on exceptional items	**(436)**			350		
	2,379	**1.3**	**1.2**	(2,923)	(1.5)	(1.5)
Adjusted profit excluding exceptional items	**56,308**	**29.4**	**28.4**	48,266	25.7	24.9
Goodwill amortisation	**3,158**	**1.6**	**1.6**	1,766	0.9	0.9
Adjusted profit excluding exceptional items and goodwill amortisation	**59,466**	**31.0**	**30.0**	50,032	26.6	25.8

For the year ended 31st December 2001

7 Notes to the Consolidated Cashflow Statement

(a) Net cash inflow from operating activities

	2001	2000
	£'000	£'000
Reconciliation of profit on ordinary activities before taxation to net cash inflow/(outflow) from operating activities		
Profit on ordinary activities before taxation	**78,285**	72,913
Investment income receivable	**(21,810)**	(21,225)
Interest payable on finance leases	**224**	123
Interest payable on bank loans	**-**	162
Unwinding of provision discounting	**1,022**	965
Depreciation	**8,714**	7,296
ESOP amortisation	**3,227**	2,671
Goodwill amortisation	**3,158**	1,766
Profit on sale of fixed asset investments	**-**	(150)
Profit on sale of tangible fixed assets	**(580)**	(51)
Share of results of associated undertakings	**(3,539)**	(4,987)
Exceptional items	**1,873**	2,840
Losses/(Profits) on the sale or closure of operations - exceptional	**942**	(9,156)
Amounts written off investments - exceptional	**-**	3,043
Decrease in debtors excluding insurance broking balances	**(23,374)**	65
Increase in creditors excluding insurance broking balances	**5,046**	9,737
Decrease in provisions for liabilities and charges	**(9,236)**	(6,693)
Net cashflow from operating activities (excluding insurance broking balances)	**43,952**	59,319

(b) Analysis of changes in financing during year

	Share capital including premium £'000	Loans and finance lease obligations £'000
Balance at 1st January 2001	**22,868**	**1,696**
Cashflows from financing	6,819	(329)
Acquisition or disposal of businesses	-	15,822
Exchange	-	(70)
Balance at 31st December 2001	**29,687**	**17,119**

(c) Analysis of net funds

	At 1st Jan 2001 £'000	Cashflow £'000	Acquisitions & disposals £'000	Exchange movements £'000	**At 31st Dec 2001 £'000**
Cash	68,862	23,113	76	(574)	**91,477**
Investments and deposits	246,228	69,554	250	-	**316,032**
Loan notes	(86)	22	(5,800)	-	**(5,864)**
Finance Leases	(1,610)	364	(22)	65	**(1,203)**
Debts due within one year	-	(57)	-	5	**(52)**
Other borrowings due after one year	-	-	(10,000)	-	**(10,000)**
	313,394	92,996	(15,496)	(504)	**390,390**

8. Acquisitions and Disposals

During the year the following additional investments in existing businesses were completed:	**Cost £'000**
Additional investments in existing businesses	**955**
	955

	2001 £'000	2000 £'000
Assets and liabilities of businesses acquired - summary		
Tangible fixed assets	**321**	3,317
Investment in associated undertakings	**(282)**	726
Other investments	**-**	36
Insurance broking debtors	**838**	15,658
Debtors	**305**	7,776
Cash at bank	**254**	1,774
Cash at bank - insurance broking funds	**266**	6,783
Insurance broking creditors	**(973)**	(20,662)
Creditors	**(268)**	(7,253)
Taxation	**(15)**	(374)
Bank overdrafts	**-**	(290)
Term loans	**-**	(3,879)
Finance leases	**(22)**	(613)
Provisions for liabilities and changes	**-**	(372)
Minority interests	**(127)**	(559)
	297	2,068
Goodwill	**658**	48,141
Cost of acquisition	**955**	50,209

Cost of acquisition comprised		
Cash	**886**	29,413
Deferred consideration	**69**	10,423
Shares to be issued	**-**	10,373
	955	50,209

8 Acquisitions and Disposals *continued*

Disposals

During the year the following disposals were completed, none of which were individually significant:

	Proceeds £'000
Flood Underwriters of the Southeast Inc	138
JLT Insurance Services Company	592
Fine Arts division	285
T Mankin	144
Other	19
	1,178
In addition during the year the proceeds from the restructuring of the Group's investment in SIACI, completed in 2000, were received	24,569
	25,747

	2001 £'000	2000 £'000
Assets and liabilities of businesses sold		
Tangible fixed assets	157	433
Investments in associates	4	11,647
Other investments	20	-
Insurance broking debtors	1,120	2,380
Debtors	841	871
Investments and deposits - insurance broking funds	-	922
Cash at bank - insurance broking funds	-	4,012
Cash at bank	194	(40)
Insurance broking creditors	-	(5,979)
Creditors	(1,556)	(1,161)
Taxation	-	(357)
Finance leases	-	(129)
Provision for liabilities and charges	512	(163)
Minority interests	-	(267)
	1,292	12,169
(Loss)/gain on disposal	(879)	11,697
	413	23,866
Goodwill previously written off	765	5,610
Proceeds	1,178	29,476
SIACI proceeds noted above	24,569	-
Total Proceeds	25,747	29,476
Proceeds		
Cash	25,662	4,907
Cash received after year end	-	24,569
Deferred consideration	85	-
	25,747	29,476

9 Pension commitments

The Group operates a number of pension schemes throughout the world, most of which are of the defined benefit type and operate on a funded basis.

	2001	2000
	£'000	£'000
Total pension cost		
UK	**8,552**	7,237
Overseas	**3,971**	2,712
	12,523	9,949

Until the 31 January 1998 the two main schemes that the Company participates in were the Jardine Lloyd *Thompson Pension Scheme* and the Lloyd *Thompson Pension and Assurance Scheme.* With effect from 1st February 1998, the Lloyd Thompson Pension and Assurance Scheme was merged into the Jardine Lloyd Thompson Pension Scheme. The combined scheme continues as the Jardine Lloyd Thompson Pension Scheme. The Lloyd Thompson Pension and Assurance Scheme will cease to exist.

The Jardine Lloyd Thompson Pension Scheme is based in the UK and provides benefits based on Final Pensionable Salary. The assets of the Scheme are held in a trustee administered fund separate from the Company. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over the employees working lives with the Company. The contributions are determined by a qualified actuary on the basis of regular valuations using the projected unit method.

The last formal valuation of the Jardine Lloyd Thompson Pension Scheme was undertaken at 1st January 2001 by a qualified actuary employed by a group company. At that date, the market valuation of the Scheme's assets, excluding insured annuities, was £210,644,000 and the actuarial value of these assets represented 99% of the value of the benefits that had accrued to members after allowing for expected future increases in salary. The most influential assumptions underlying the valuation of the Scheme were that investment return would exceed the annual rate of increase in pensionable salaries by 2.5% per annum and that pensions would increase in accordance with the Scheme rules.

A provision of £6,126,000 has been made at the balance sheet date and represents the excess of the accumulated pension costs over the amount funded. The Scheme's costs to the Group for the year was £8,552,000 net of the adjustments to contributions resulting from the valuations. The contribution rate has been determined using the projected unit credit method.

The principal overseas schemes are:

a) The JLT (USA) Incentive Savings Plan which is a defined contribution scheme. Employees may contribute up to 15% of their salary up to a maximum allowed by law - $10,500 in 2001 - and the Group contributes at a rate of 75% of each 1% contributed by the employee up to a maximum employee contribution of 4%.

b) The JLT (USA) Employee Retirement Plan which is a defined benefit scheme. Pension cost is assessed in accordance with the advice of professionally qualified actuaries using the projected unit credit method. The latest actuarial valuation was undertaken at 31st December, 2001, at which date the main assumption used to set the contribution rate was that the annual rate of investment return exceeded the annual rate of increase in pensionable earnings by 4.5%. The aggregate market value of the scheme's assets was US$35,591,937 and the actuarial value of these assets represented 109% of the accrued liabilities at that date.

A provision of $3,438,000 has been made at the balance sheet date and represents the excess of the accumulated pension costs over the amount funded. The Scheme's cost to the Group for the year was $1,036,000 net of adjustments to contributions resulting from the valuation.

9 Pension commitments *continued*

FRS 17 Disclosures

Financial Reporting Standard 17 'Retirement Benefits' (FRS 17) was issued in November 2000 as a replacement for SSAP 24 'Accounting for Pension Costs'. FRS 17 is fully effective for accounting periods ending on or after 22nd June 2003. Accounting periods ending on or after the 22nd June 2001 fall into the transition period for which certain additional disclosures are required.

The actuarial valuations of the Jardine Lloyd Thompson Pension Scheme and the JLT (USA) Employee Retirement Plan were updated to 31st December 2001. Plans in other territories are not material.

The principal actuarial assumptions used as at 31st December 2001 are shown below:

	UK	USA
Rate of increase in salaries	4.25%	4.50%
Rate of increase in pensions in payment (retail prices limited to 5% per annum*)	2.75%	n/a
Discount rate	6.00%	7.00%
Inflation rate	2.75%	2.25%

*Provision has been made to alternate pension increase guarantees where appropriate

The assets and liabilities of the schemes as at 31st December 2001, along with the expected rates of return are shown below:

	UK Scheme		US Scheme	
	Long term rate of return	Value £'000	Long term rate of return	Value £'000
Equities	7.25%	149,957	8.25%	16,111
Bonds	6.00%	29,541	6.00%	7,380
Cash and other assets	6.00%	5,324	5.50%	964
Total market value		184,822		24,455
Present value of scheme liabilities		257,272		24,322
(Deficit)/Surplus		(72,450)		133
Related deferred tax asset/(liability)		21,735		(53)
Net pension (liability)/asset		(50,715)		80
Net pension liability				(50,635)
Existing pension provisions - UK scheme				6,126
- US scheme				2,364
Additional pension liability				(42,145)

If FRS 17 had been adopted in the financial statements, the Group's net assets and profit and loss reserve at 31st December 2001 would be as follows:

	£'000
Net assets excluding additional pension liability	122,806
Net additional pension liability	(42,145)
Revised net assets	80,661
Profit and loss reserve excluding additional pension liability	93,119
Additional pension reserve	(42,145)
Revised profit and loss reserve	50,974

10 The financial information contained in this preliminary announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results for the year ended 31st December 2001 are unaudited and statutory accounts have not yet been delivered to the Registrar of Companies.

11 Statutory accounts for the year ended 31st December 2001 will be posted to shareholders no later than 18th March 2002 and delivered to the Registrar of Companies following the Annual General Meeting on 18th April 2002.

12 The shareholders entered in the Register of Members at 4.00pm on 2nd April 2002 will be entitled to the proposed final dividend of 9.4p per share which will, subject to approval at the Annual General Meeting to be held on 18th April 2002, be payable on 22nd April 2002.

13 Copies of the preliminary press release (and statutory accounts when available) may be obtained from the Secretary, Jardine Lloyd Thompson Group plc, 6 Crutched Friars, London EC3N 2PH.